              FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                    ENHANCED DEATH BENEFIT "EDB" RIDER

OVERVIEW:

The EDB Rider ("Rider") is an optional rider the Owner has selected. It provides an enhanced Death Benefit, which guarantees payments and provides a ratchet.

APPLICABILITY:

The Rider is made a part of the contract to which it is attached and is effective on the issue date.

BENEFIT:

The "Death Benefit" provision on [page XX] of the contract is replaced by the following:

     If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date, the Death Benefit will be the greatest of:

     (a) the Accumulated Value on the Effective Valuation Date;

     (b) gross payments accumulated proportionately reduced for subsequent withdrawals; and

     (c) the highest Accumulated Value on any contract anniversary prior to the date of death, as determined after being increased for subsequent payments and proportionately reduced for subsequent withdrawals.

PROPORTIONATE REDUCTION:

Sections (b) and (c) refer to a proportionate reduction. This proportionate reduction is calculated by multiplying the (b) or (c) value, whichever is applicable, determined immediately prior to the withdrawal by the following:

                           Amount of the withdrawal
                           ------------------------
        Accumulated Value determined immediately prior to the withdrawal

CHARGE FOR BENEFIT:

While this Rider is in effect, the Company will assess the EDB Charge (see the Specifications page).

TERMINATION:

This Rider will terminate on the earliest of the following:

     (a) the Annuity Date;

     (b) when a Death Benefit is payable and the contract is not continued under a spousal takeover; or

     (c) surrender of the contract.

                                    Signed for the Company at Dover, Delaware








               President                                Secretary